December 9, 2019

Anil Idnani
Chief Executive Officer
GD Entertainment & Technology, Inc.
1 Bridge Plaza
2nd Floor
Fort Lee, NJ 07024

       Re: GD Entertainment & Technology, Inc.
           Offering Statement on Form 1-A
           Filed November 13, 2019
           File No. 024-11115

Dear Mr. Idnani:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Part II
Risk Factors, page 4

1. Please revise your risk factors to address significant risks associated with your bitcoin
      ATM hosting, CBD retail products, and luxury retail market businesses. Refer to Item 3 of Part II of Form 1-A.
Distribution, page 27

2. Identify the online platform through which investors will be expected to access to invest in this offering.
 Anil Idnani
FirstName LastNameAnil Idnani Inc.
GD Entertainment & Technology,
Comapany9, 2019 Entertainment & Technology, Inc.
December NameGD
Page 2
December 9, 2019 Page 2
FirstName LastName
Management's Discussion and Analysis
Revenue, page 29

3. We note you disclose you generated $13,200 in revenue in fiscal year ended May 31, 2019 as "rental income." Please revise your disclosure to clarify how you produce rental income with a view to providing information regarding significant factors materially affecting your income from operations. Refer to Item 9(a) of Part II of Form 1-A.
4. In addition to your discussion about revenue, please revise your disclosure to discuss the costs and expenses that contributed to your overall net loss. In particular, please discuss the reason for the consulting fees you incur and discuss whether you expect these fees to continue.
Plan of Operation for the Next Twelve Months, page 29

5. Please revise your disclosure about your plan of operations to address your bitcoin ATM hosting, CBD retail products, and luxury retail market business lines, including the current state of development of each of your business lines. Refer to Item 9(c) of Part II of Form
         1-A.
Business, page 33

6. Disclose whether you hold any digital assets, including Bitcoin, that you receive as an award or compensation or if you convert it into fiat currency. You disclose on page F-9 that you store your mined Bitcoin in an advanced cold wallet system provided by
         Slushpool, however, if you are holding Bitcoin, it is not clear to us where it is reflected on your financial statements.
 Anil Idnani
FirstName LastNameAnil Idnani Inc.
GD Entertainment & Technology,
Comapany9, 2019 Entertainment & Technology, Inc.
December NameGD
December 9, 2019 Page 3
Page 3
FirstName LastName
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jacqueline Kaufman at 202-551-3797 or Mara Ransom at
202-551-
3264 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services